LKCM FUNDS
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
April 29, 2010

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	LKCM Funds (the “Trust”)
File Nos.: 033-75116 and 811-08352

Dear Mr. Eskildsen:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on April 9, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 30 to its Registration Statement on Form N-1A.  PEA No. 30 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 26, 2010 for the purpose of conforming the Trust’s Prospectuses for its nine series, LKCM Small Cap Equity Fund, LKCM Equity Fund, LKCM Balanced Fund, LKCM Fixed Income Fund, LKCM International Fund, LKCM Aquinas Small Cap Fund, LKCM Aquinas Value Fund, LKCM Aquinas Growth Fund and LKCM Aquinas Fixed Income Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 31 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 30 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Summary Sections in the Prospectuses for each of the Funds:

1.
In the “Fees and Expenses Table,” revise the footnote discussing the effect of the contractual fee waiver and/or expense reimbursement by stating which party can terminate the fee waiver and under what circumstances.

The Trust responds by revising the last sentence of the footnote for each Fund as follows:  “The fee reduction and expense reimbursement agreement may be terminated or changed at any time only with the consent of the Board of Trustees.”

2.	Please confirm that the “Expense Example” only includes the effect of the fee waiver for the first year, and not for the subsequent years.

The Trust confirms that the effect of the fee waiver is only included for the first year.

3.
For all Funds which include an additional index in the “Average Annual Return” table, please revise the narrative in the “Performance” section and disclose information about the inclusion of the additional index.

The Trust will modify the narrative in the “Performance” section in order to address this comment.  The following is an example of the modified disclosure for the LKCM Small Cap Equity Fund, LKCM Equity Fund, LKCM Fixed Income Fund and LKCM International Fund:

“The bar chart and table that follow illustrate annual Fund returns for periods ended December 31.  This information is intended to give you some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, including an additional index that shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.lkcmfunds.com or by calling the Fund toll-free at 1-800-688-LKCM.”

The following is the modified disclosure for the LKCM Balanced Fund:

“The bar chart and table that follow illustrate annual Fund returns for periods ended December 31.  This information is intended to give you some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, including additional indices that track the performance of fixed-income debt securities and show how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.lkcmfunds.com or by calling the Fund toll-free at 1-800-688-LKCM.”

The following is the modified disclosure for the LKCM Aquinas Small Cap Fund, LKCM Aquinas Growth Fund, LKCM Aquinas Value Fund and LKCM Aquinas Fixed Income Fund:

“The bar chart and table that follow illustrate annual Fund returns for periods ended December 31.  This information is intended to give you some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, including an additional index that shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.aquinasfunds.com or by calling the Fund toll-free at 1-800-423-6369.”

4.
For all Funds which include a Lipper Funds index in the “Average Annual Return” table, please modify the parenthetical following the Lipper index to indicate that the Lipper index reflects no deduction for taxes.

The Trust responds by making the requested change, modifying the parenthetical for Lipper indexes to read as follows: “(reflects no deduction for taxes)”.

Comments to the Prospectus for the LKCM Small Cap Equity Fund, LKCM Equity Fund, LKCM Balanced Fund, LKCM Fixed Income Fund, and LKCM International Fund

5.	In the second sentence of the second paragraph of the section entitled “Distribution of Fund Shares – Distribution Plan,” please replace the first use of the word “could” with the word “would.”

The Trust responds by making the requested change, and the revised sentence is shown in its entirety as follows: “If the Funds were using the plan, the fees paid under the plan would, over time, increase the cost of your investment and could cost you more than paying other types of sales charges.”

Comments to the Adviser Class Prospectus for the LKCM Small Cap Equity Fund and  LKCM Equity Fund

6.
In the Summary Section for the LKCM Small Cap Equity Fund, please move the asterisked language preceding the bar chart and insert it into the narrative of the section entitled “Performance.”  Please consider revising the language to more clearly describe which return periods are attributed to the Institutional Class shares of the Fund and which periods are attributed to the Adviser Class.

The Trust responds by making the requested change. The revised narrative under the section entitled “Performance” is provided below in its entirety:

“The bar chart and table that follow illustrate annual Fund returns for periods ended December 31.  This information is intended to give you some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, including an additional index that shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.  Because the Adviser Class shares of the Fund did not offer its shares before June 5, 2003, return data prior to that date reflects the performance of the Institutional Class shares of the Fund, which are offered in another prospectus. The performance for the Adviser Class shares would differ only to the extent that the Adviser Class shares have different expenses than the Institutional Class shares.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.lkcmfunds.com or by calling the Fund toll-free at 1-800-688-LKCM.”

7.
In the Summary Section for the LKCM Small Cap Equity Fund, please delete the two footnotes in the “Average Annual Total Return” table, since the subject matter is contained in the revised narrative of the “Performance” section.

The Trust responds by making the requested change.

8.	In the Summary Section for the LKCM Equity Fund, please move the language contained in the footnote to the “Average Annual Total Return” table to the narrative of the “Performance” section.

The Trust responds by making the requested change and deleting the footnote to the “Average Annual Total Return” table.  The revised narrative under the section entitled “Performance” is provided below in its entirety:

“The bar chart and table that follow illustrate annual Fund returns for periods ended December 31.  This information is intended to give you some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, including an additional index that shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.  The Adviser Class shares of the Fund did not offer its shares prior to the date of this prospectus.  The return data reflects the performance of the Institutional Class shares of the Fund, which are offered in another prospectus. The performance for the Adviser Class shares would differ only to the extent that the Adviser Class shares have different expenses than the Institutional Class shares. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.lkcmfunds.com or by calling the Fund toll-free at 1-800-688-LKCM.”

Comments to the Aquinas Funds Prospectus

9.	Please delete the sentence that reads “To learn more, visit www.aquinasfunds.com or call 800-423-6369” from the Cover Page of the Prospectus.

The Trust responds by making the requested change.

10.
In the “Fees and Expenses” table for the Summary Sections of the LKCM Aquinas Small Cap Fund, LKCM Aquinas Value Fund and LKCM Aquinas Growth Fund, unless the line item entry for “Distribution and Service (12b-1) Fees” is expected to change (in which case the new fee should be inserted), please delete the first footnote, as this information is neither required nor permitted under Item 3 of Form N-1A and is already described in the section of the prospectus entitled “Distribution of Fund Shares.”

The Trust respectfully declines to delete the first footnote to the tables as it provides shareholders with material information regarding the fees associated with investing in each Fund.

11.
For the section entitled “Principal Investment Strategies” for the LKCM Aquinas Value Fund, please describe the market capitalization ranges of companies in which the Fund would invest.  If the Fund would invest in small or mid-capitalization sized companies, please add an appropriate risk factor.

The Trust responds by including the following sentence at the end of the first paragraph in the Fund’s “Principal Investment Strategies” section:  “The Fund may invest in equity securities of small, mid and large capitalization companies.”

In addition, the Fund will add “Small and Mid Cap Risk” as a Principal Risk of investing in the Fund.

12.
For the section entitled “Principal Investment Strategies” for the LKCM Aquinas Growth Fund, please describe the market capitalization ranges of companies in which the Fund would invest.  If the Fund would invest in small or mid-capitalization sized companies, please add an appropriate risk factor.

The Trust responds by including the following sentence at the end of the first paragraph in the Fund’s “Principal Investment Strategies” section:  “The Fund may invest in equity securities of small, mid and large capitalization companies.”

In addition, the Fund will add “Small and Mid Cap Risk” as a Principal Risk of investing in the Fund.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Francine Rosenberger of K&L Gates LLP at 202-778-9187 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

LKCM Funds

/s/ Jacob D. Smith
Jacob D. Smith
Chief Financial Officer

cc:           Francine Rosenberger, K&L Gates LLP
Edward Paz, U.S. Bancorp Fund Services, LLC